UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific Corporation (“BSC”) has announced nine month sub-population data from its TAXUS V clinical trial that further supports the efficacy of the TAXUS® Express2™ paclitaxel-eluting coronary stent system for the treatment of coronary artery disease in diabetic patients.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 25, 2005

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, May 25, 2005

TAXUS V SUB-POPULATION DATA FURTHER SUPPORT EFFICACY

OF TAXUS® EXPRESS2™ STENT SYSTEM IN DIABETIC PATIENTS

VANCOUVER, BC and PARIS, FRANCE, May 25, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced nine-month sub-population data from its TAXUS V clinical trial that further supports the efficacy of the TAXUS® Express2™ paclitaxel-eluting coronary stent system for the treatment of coronary artery disease in diabetic patients. TAXUS V expands on the TAXUS IV pivotal trial by studying the most challenging lesions and highest-risk patients ever studied in a randomized, controlled clinical trial in the United States. The data were presented by Gregg W. Stone, M.D., the study’s Principal Investigator and Professor of Medicine, Columbia University Medical Center in New York. BSC made the announcement at the annual Paris Course on Revascularization.

“The diabetic sub-population data reinforce the overall positive findings of the TAXUS V study, which has significantly expanded our understanding of the efficacy of the TAXUS paclitaxel-eluting system in very complex patients,” said Dr. Stone. “These results confirm that the TAXUS technology is an effective tool for clinicians to use in treating challenging cases such as diabetics. This data will be welcomed by interventional cardiologists who treat these difficult patients.”

BSC reported that the diabetic sub-population analysis demonstrated significant improvements among diabetic patients receiving the TAXUS system versus those in the control group. Diabetic patients represent approximately 31 percent (356 of 1,156) of the overall patient population in the study. Diabetic patients are more likely than non-diabetic patients to experience restenosis following angioplasty and stenting with bare metal stents, and may stand to benefit substantially from drug-eluting stent technology.

The nine-month target lesion revascularization rate (TLR, or retreatment rate) for the medically treated diabetic sub-population of the TAXUS group was 9.6 percent compared with 17.5 percent in the control group (P=0.09). The diabetic sub-population also reported an in-segment binary restenosis rate of 18.2 percent in the TAXUS group compared with 38.4 percent in the control group (P<0.0001). In addition to the improved restenosis rates, marked improvement in in-segment late loss was also seen in the diabetic sub-population of the TAXUS group compared to the control group (0.31 (+/-0.56) mm versus 0.62 (+/-0.61) mm; P<0.0001).

TAXUS V is a randomized, double-blinded trial that enrolled 1,172 patients at 66 sites in the United States, assessing the safety and efficacy of a slow-release formulation paclitaxel-eluting coronary stent system in reducing restenosis in de novo lesions 10 – 46 mm in length and 2.25 – 4.0 mm in diameter. BSC previously announced in March that the trial met its primary endpoint of nine-month target vessel revascularization (symptom-driven repeat revascularization of the target vessel, or TVR), as well as all secondary endpoints.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12